April 19, 2005

U.S. Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 3-9
450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                             NeoRx Corporation
Preliminary Proxy Statement on Schedule 14A
Filed April 11, 2005
File No.  0-16614

Ladies and Gentlemen:

In connection with NeoRx Corporation’s response to the Staff’s comments on the above referenced filing, which response separately has been provided via submission of a detailed cover letter and filing of Amendment No. 1 to Schedule 14A with the Commission on April 19, 2005, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NEORX CORPORATION

s/Susan D. Berland
Susan D. Berland
Chief Financial Officer